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                               December 28, 2022

       Nathan Givoni
       Chief Executive Officer
       Gelteq Pty Ltd
       Level 7
       612-616 St Kilda Rd
       Melbourne VIC, 3004
       Australia

                                                        Re: Gelteq Pty Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 9,
2022
                                                            File No. 333-267169

       Dear Nathan Givoni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed December 9, 2022

       Overview, page 1

   1. Every place in the filing where you discuss your product sales, orders, and shipments, please add a disclosure
that quantifies the amounts of such transactions which are with related parties. In
this regard, it appears that over 90% of your FY 2022 sales were to related parties (page
F-38).
       Risk Factors, page 13

   2. Please include a risk factor that specifically discusses the substantial doubt over your
 Nathan Givoni
FirstName
Gelteq Pty LastNameNathan  Givoni
           Ltd
Comapany28,
December   NameGelteq
              2022     Pty Ltd
December
Page 2    28, 2022 Page 2
FirstName LastName
         ability to continue as a going concern. The audit report disclosure on page F-2 should be addressed as well as the substantial increase in your FY 22 operating cash flow deficit.
Risk Factors
The offering price of the primary offering and resale offering could differ., page 36

3. We note you deleted the statement that "[n]o sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the
         Nasdaq" from the cover page of the Resale Prospectus in response to previous comment 8.
         We also note your statement in this risk factor that "[t]he selling shareholders may sell the resale shares at prevailing market prices or at privately negotiated prices after close of the offering and listing of the Ordinary Shares on Nasdaq" and your statement on page 37 that your "directors, officers and the beneficial owners of 100% of [y]our Ordinary Shares that are issued and outstanding as of the date of this prospectus will agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any Ordinary Shares for a period of up to 12 months from the date on which the trading of [y]our Ordinary Shares on
         Nasdaq commences." Finally, we note that the cover page of the Public Offering
         Prospectus states that "[i]n the event that the Ordinary Shares are not approved for listing on the Nasdaq, we will not proceed with this offering." Please clarify if you intend for the selling shareholders to be able to resell shares pursuant to the Resale Prospectus (i) prior to the close of your initial public offering, (ii) in the event your Ordinary Shares are not listed on Nasdaq and you do not proceed with the initial public offering and/or (iii) during the twelve months following your listing on Nasdaq. Please ensure your disclosure is consistent throughout both prospectuses regarding the applicable plan of distribution for the resale shares.
Cash Flow, page 53

4. Please expand this disclosure to quantify the amount of additional financing you expect will be required in order to sustain operations. In this regard, the expected US$5.38 million offering proceeds (page 9) appears inadequate to sustain operations given that (1)
         your current assets are less then your current liabilities, (2) you generated a significant operating cash flow deficit in FY 2022, (3) you expect to continue incurring cash flow deficits through at least 2025 (page F-27), and (4) most of your debt is due in seven months (page F-30).
Intangible Assets, page 56

5. We understand that you have concluded that your intangible assets are not impaired even though your sales and orders have apparently been mostly with related parties and that there is substantial doubt concerning your ability to sustain operations. Please expand this critical accounting policy disclosure to enable readers to understand the basis for your conclusion. For example, it is not clear how you derived the 92% average revenue growth rate referenced on page F-27 and whether there is any objective evidence to support this assumption. Further, please provide a disclosure explaining to readers how you reasonably
 Nathan Givoni
Gelteq Pty Ltd
December 28, 2022
Page 3
       determined that the AUS$ $1.91/share offering transaction that began in March and concluded in September was not identified as an impairment indicator given that your corresponding market capitalization at that price is substantially less than the $50 to $59 million Company fair market value derived by your valuation expert.
Note 20. Intangibles assets, page F-26

6. We note your disclosure that management obtained a full valuation of the intangible assets by an independent expert valuer, Leadenhall. Please tell us why you have not filed a consent of the valuation expert pursuant to Section 11(a) of the Securities Act of 1933 and
       Section 436(b) of Regulation C.
Note 19, page F-69

7. Please clarify for us how you determined that Mr. Olyniec did not control Nutrigel on the date it was acquired given the disclosure in Exhibit 10.16 that he was Asiana's sole director. The exhibit shows that Asiana held over 50% of Nutrigel's shares and if Mr.
       Olyniec was its only Director then it appears he controlled Nutrigel. Tell us also how you reasonably concluded that Mr. Olyniec "never had any affiliation with Gladwin" given that he signed both contracts filed as Exhibits 10.16 and 10.17 on behalf of Gladwin and on behalf of Paramount.
       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameNathan Givoni
                                                             Division of
Corporation Finance
Comapany NameGelteq Pty Ltd
                                                             Office of Life
Sciences
December 28, 2022 Page 3
cc:       Richard I. Anslow, Esq.
FirstName LastName